NEWS RELEASE

SHAW ANNOUNCES CONVERSION RESULTS FOR
CUMULATIVE REDEEMABLE RATE RESET CLASS 2 PREFERRED SHARES, SERIES A

Calgary, Alberta (June 17, 2016) – Shaw Communications Inc. (“Shaw”) announced today that 1,987,607 of its 12,000,000 Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”) after having taken into account all election notices following the June 15, 2016 conversion deadline. As a result of the conversion, Shaw will have 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the Toronto Stock Exchange (“TSX”) under the symbol SJR.PR.A. The Series B Shares will begin trading on the TSX on June 30, 2016 under the symbol SJR.PR.B, subject to Shaw fulfilling all the listing requirements of the TSX.

The Annual Fixed Dividend Rate for the Series A Shares, payable quarterly, was set for the five year period from and including June 30, 2016 to but excluding June 30, 2021, if, as and when declared by the Board of Directors of Shaw, based on an annual fixed dividend rate of 2.791%.

Effective June 30, 2016, the Floating Quarterly Dividend Rate for the Series B Shares was set for the first Quarterly Floating Rate Period, being the period from and including June 30, 2016 to but excluding September 30, 2016, at an annual dividend rate of 2.539%. The Floating Quarterly Dividend Rate will be reset quarterly.

For more information on the terms of, and risks associated with, an investment in, the Series A Shares and the Series B Shares, see Shaw’s prospectus supplement dated May 20, 2011 which is available on sedar.com.

About Shaw Communications Inc.
Shaw is a leading pure-play connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca